04019443

S_____ ES
_GE COMMISSION
Washington, D.C. 20549

SO 6/8/04

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SEC FILE NUMBER
8-65273

ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

RECEIVED JUN 07 2004 SEC MAIL PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.03 (MM/DD/YY) AND ENDING 12.31.03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boomerang Capital LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95B Rowayton Ave
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough McDonough 203.855.1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary M Flamm CPA
(Name — *if individual, state last, first, middle name*)

1109 Lawrence Rd (Address) North Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donough McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of June 2, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MD

Title

Notary Public

DANA L. DAVIS-PERRONE
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

May 27, 2004

Mr. Dexter Tom
NASD
260 Franklin Street, Suite 1600
Boston, Ma 32110-3169

Re: Boomerang Capital LLC

Dear Mr. Tom,

My above mentioned client has asked me to respond to your request for additional financial reports.

Enclosed please find the following December 31, 2003 reports:

1) Audited computation of net capital.

2) Statement of changes in members' capital.

Regarding your other requests please be advised that:

A) There are no liabilities subordinated to any creditors.

B) There is no information pertaining to Boomerang Capital LLC regarding the possession, control or reserve requirements under rule 15C3-3 and therefore is not applicable to Boomerang Capital LLC as they do not trade in securities.

C) As stated in item B, the requirements under rule 15C3-3 are not applicable to Boomerang Capital LLC, and therefore there are no material differences to refer to.

I am hopeful that we have complied with your requests for missing information adequately. If you should have any further requests for information or reports please contact me directly and I will be glad to respond.

Very truly yours,

Gary M. Flaum, CPA

GMF/bf
CC:D.McDonough
encl

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' Capital at December 31, 2003		$ 56,133
Less:Non-allowable assets:		
Property-net	35,297	
Security deposit	10,000	-45,297
Members' Net Capital at December 31, 2003		$ 10,836

BOOMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' capital at January 1, 2003	$ 64,937
Net loss for the year ended December 31, 2003	-68,804
Net Members Capital Contributions	60,000
Members' capital at December 31, 2003	$ 56,133

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

May 27, 2004

Mr. Dexter Tom
NASD
260 Franklin Street, Suite 1600
Boston, Ma 32110-3169

Re: Boomerang Capital LLC

Dear Mr. Tom,

My above mentioned client has asked me to respond to your request for additional financial reports.

Enclosed please find the following December 31, 2003 reports:

1) Audited computation of net capital.

2) Statement of changes in members' capital.

Regarding your other requests please be advised that:

A) There are no liabilities subordinated to any creditors.

B) There is no information pertaining to Boomerang Capital LLC regarding the possession, control or reserve requirements under rule 15C3-3 and therefore is not applicable to Boomerang Capital LLC as they do not trade in securities.

C) As stated in item B, the requirements under rule 15C3-3 are not applicable to Boomerang Capital LLC, and therefore there are no material differences to refer to.

I am hopeful that we have complied with your requests for missing information adequately. If you should have any further requests for information or reports please contact me directly and I will be glad to respond.

Very truly yours,

Gary M. Flaum, CPA

GMF/bf
CC:D.McDonough
encl

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' Capital at December 31, 2003		$ 56,133
Less:Non-allowable assets:		
Property-net	35,297	
Security deposit	10,000	-45,297
Members' Net Capital at December 31, 2003		$ 10,836

BOOMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' capital at January 1, 2003	$ 64,937
Net loss for the year ended December 31, 2003	-68,804
Net Members Capital Contributions	60,000
Members' capital at December 31, 2003	$ 56,133

See accountant's audit report and notes to financial statements